SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
                OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2003

                         Commission File Number: 1-14862


                                  Braskem S.A.
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                    (Exact Name as Specified in its Charter)


                                       N/A
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                 (Translation of registrant's name into English)


                 Rua Eteno, 1561, Polo Petroquimico de Camacari
                     Camacari, Bahia - CEP 42810-000 Brazil
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F | |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes | | No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            BRASKEM S.A.

Date:  August 25, 2003

                           By: /s/Paul Altit
                              ---------------------------------------------
                              Name:  Paul Altit
                              Title:  Director of Finance and Investor Relations

                                  EXHIBIT INDEX


Exhibits       Description of Exhibits
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99.1           Release dated August 22, 2003